Management's Discussion and Analysis

For the three and nine months ended September 30, 2023

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") for the three and nine months ended September 30, 2023 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2023. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit and Risk Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 8, 2023, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Description of the Business

Osisko is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

Business Model and Strategy

Osisko's main focus is on making investments in high quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and periodically invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet to provide the ability to deploy capital.

Highlights

Third Quarter of 2023

  23,292 gold equivalent ounces ("GEOs1") earned (23,850 GEOs in Q3 20222);
  Revenues from royalties and streams of $62.1 million ($53.7 million in Q3 2022);
  Cash flows generated by operating activities3 of $43.5 million ($51.1 million in Q3 2022);
  Net loss3 of $20.0 million, $0.11 per basic share (net earnings of $28.0 million, $0.15 per basic share in Q3 2022), mostly as a result of a non-cash impairment charge and a write-off on assets related to the Renard diamond mine, together totaling $32.4 million ($26.2 million, net of income taxes);
  Adjusted earnings4  of $22.4 million, $0.12 per basic share4 ($25.8 million, $0.14 per basic share in Q3 2022);
  Acquisition of a 3% gold NSR royalty and 1% copper NSR royalty on the Costa Fuego copper-gold project held by Hot Chili Limited for US$15.0 million ($19.9 million);
  Patriot Battery Metals Inc. published its maiden mineral resource estimate for the CV5 Spodumene Pegmatite at its wholly-owned Corvette Property, located in the Eeyou Istchee James Bay region of Québec, on which Osisko holds a sliding scale 1.5 - 3.5% on precious metals, and 2.0% on all other products, including Lithium, on most (estimated at approximately 80% - 95% by Osisko) of the mineral resource estimate;
  Appointment of Mr. Paul Martin as Interim Chief Executive Officer; and
  Quarterly dividend of $0.06 per common share paid on October 16, 2023 to shareholders of record as of the close of business on September 29, 2023.

Subsequent to September 30, 2023

  Acquisition of a 1% NSR royalty covering the Namdini gold project in Ghana for US$35.0 (excluding applicable taxes and levies of approximately US$7.7 million);
  Declaration of a quarterly dividend of $0.06 per common share payable on January 15, 2024 to shareholders of record as of the close of business on December 29, 2023; and
  Appointment of Mr. Jason Attew as President and Chief Executive Officer of the Company and Mr. Norman MacDonald as Chair of the Board.

_________________________________________________

1   GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver ounces earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2    Three months ended September 30, 2022 ("Q3 2022").

3    From continuing operations.

4   "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Corporate Update

On July 5, 2023, the Company announced the appointment of Mr. Paul Martin as its interim Chief Executive Officer, and the departure of its President and Chief Executive Officer, Mr. Sandeep Singh. Osisko's Board of Directors, through the CEO Search Special Committee, is conducting a search for a new President and Chief Executive Officer.

Osisko also announced that Mr. Sean Roosen was transitioning from his role as Executive Chair of the Board to non-executive Chair of the Board.

On November 8, 2023, the Company announced the appointment of Mr. Jason Attew as President and Chief Executive Officer of the Company, effective no later than January 2, 2024. Mr. Attew will also join the Board of Directors of Osisko. The Company also announced that Mr. Norman MacDonald has been appointed as Chair of the Board, effective immediately, succeeding Mr. Sean Roosen who will remain as a director of the Company with the title "Chair Emeritus".

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Gold

Canadian Malartic royalty	8,605	7,479	25,043	24,312
Eagle Gold royalty	2,236	2,399	6,283	5,542
Éléonore royalty	735	1,011	3,702	3,201
Island Gold royalty	669	718	2,305	1,816
Seabee royalty	699	1,472	1,692	3,367
Ermitaño royalty	601	563	1,553	1,432
Pan royalty	425	473	1,257	1,251
Lamaque royalty	411	470	1,255	1,260
Bald Mountain royalty	522	124	1,031	590
San Antonio stream	129	269	648	269
Matilda stream	118	70	118	383
Others	293	407	990	1,331
	15,443	15,455	45,877	44,754

Silver

Mantos Blancos stream	2,333	3,406	9,431	7,514
CSA stream (i)	1,386	-	2,913	-
Sasa stream	1,224	887	3,181	2,931
Gibraltar stream	605	437	1,806	1,529
Canadian Malartic royalty	46	64	163	227
Others	69	57	173	189
	5,663	4,851	17,667	12,390
Diamonds

Renard stream (ii)	2,147	3,272	7,269	9,231
Others	26	32	74	109
	2,173	3,304	7,343	9,340
Other metals

Kwale royalty and others	13	240	161	885

Total GEOs	23,292	23,850	71,048	67,369

Total GEOs, excluding GEOs earned on the Renard stream until April 30, 2022 (ii)	23,292	23,850	71,048	64,344

(i) The CSA silver stream was acquired on June 15, 2023, with an effective date of February 1, 2023. Revenues related to the ounces earned between February 1, 2023 and June 15, 2023 were recognized in the third quarter of 2023 when the silver ounces were received and sold by Osisko Bermuda Limited.

(ii) Until April 30, 2022, GEOs from the Renard diamond stream were subtracted when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream were reinvested through a bridge loan with the operator until that date.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Gold(i)	$1,928	$1,729	$1,932	$1,824
Silver(ii)	$23.57	$19.23	$23.31	$21.92

Exchange rate (US$/Can$)(iii)	1.3414	1.3056	1.3477	1.2829

(i) The London Bullion Market Association's PM price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

As at September 30, 2023, Osisko owned a portfolio of 167 royalties, 14 streams and 3 offtakes, as well as 7 royalty options. Currently, the Company has 23 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	15	8	-	23
Development	14	6	2	22
Exploration and evaluation	138	-	1	139
	167	14	3	184

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR(i) royalty	Au	USA

Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada

Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Éléonore	Newmont Corporation	1.8 - 3.5% NSR royalty	Au	Canada

Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico

Gibraltar	Taseko Mines Limited	87.5% stream	Ag	Canada

Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada

Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada

Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA

Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico

Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Renard(ii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada

Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada

Tintic	Osisko Development Corp.	2.5% stream	All metals	USA

Outside of North America

Brauna	Lipari Mineração Ltda	1% GRR(iii)	Diamonds	Brazil

CSA	Metals Acquisition Limited	100% stream 2.25 - 4.875% stream(iv)	Ag Cu	Australia

Dolphin Tungsten(v)	Group 6 Metals Limited	1.5% GRR	Tungsten (W)	Australia

Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Kwale	Base Resources Limited	1.5% GRR	Rutile, Ilmenite, Zircon	Kenya

Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile

Matilda(vi)	Wiluna Mining Corporation	1.65% stream	Au	Australia

Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Key exploration/evaluation and development assets

Asset	Operator	Interest	Commodities	Jurisdiction

Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

Arctic	South32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA

Amulsar(vii)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia

Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia

Antakori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru

Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA

Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada

Cascabel	SolGold plc	0.6% NSR royalty	Cu, Au	Ecuador

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico

Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA

Corvette	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada

Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada

Hermosa	South32 Limited	1% NSR royalty on sulphide ores	Zn, Mn, Pb, Ag	USA

Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada

Kandiolé	Roscan Gold Corp.	1% NSR royalty	Au	Mali

Magino(viii)	Argonaut Gold Inc.	3% NSR royalty	Au	Canada

Marban	O3 Mining Inc.	0.435-2% NSR royalty	Au	Canada

Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile

Pine Point	Pine Point Mining Limited	3% NSR royalty	Zn	Canada

San Antonio	Osisko Development Corp.	15% stream	Au, Ag	Mexico

Spring Valley(ix)	Waterton Global Resource Management	0.5 - 3% NSR royalty	Au	USA

Tocantinzinho	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

West Kenya	Shanta Gold Limited	2% NSR royalty	Au	Kenya

Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand

White Pine	White Pine Copper LLC	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA

Windfall	Windfall Mining Group	2.0 - 3.0% NSR royalty	Au	Canada

(i) Gross smelter return ("GSR").

(ii) On October 27, 2023, Stornoway Diamonds (Canada) Inc. ("Stornoway") announced it was temporarily suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA").

(iii) Gross revenue royalty ("GRR").

(iv) The effective date of the CSA copper stream is June 15, 2024.

(v) In July 2023, Group 6 Metals Limited announced that commercial production of tungsten was achieved at the Dolphin Tungsten mine and the first concentrate was produced and exported. Osisko expects to receive its first royalty payment in the fourth quarter of 2023.

(vi) In July 2022, Wiluna Mining Corporation Limited announced the appointment of Voluntary Administrators in Australia. Deliveries under the royalty stream were suspended by the Voluntary Administrator in July 2022. The corporation is currently subject to a deed of company arrangement. During the third quarter of 2023, Osisko Bermuda Limited received deliveries under the stream agreement from the Voluntary Administrator following the conclusion of the Forbearance Agreement.

(vii) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(viii)The 3% NSR royalty covers a very small portion of the current proposed mine plan.

(ix) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Royalty, Stream and Offtake Interests Transactions

Silver stream - CSA mine

In June 2023, Osisko Bermuda Limited ("Osisko Bermuda"), a wholly-owned subsidiary of the Company, closed the previously announced silver purchase agreement (the "CSA Silver Stream") with Metals Acquisition Limited ("Metals Acquisition") concurrently with the closing of the acquisition by Metals Acquisition of the producing CSA mine in New South Wales, Australia ("CSA") from a subsidiary of Glencore plc (the "CSA Acquisition Transaction"). The closing date of the CSA Acquisition Transaction and the Silver Stream was June 15, 2023 (the "Closing Date").

Pursuant to the CSA Silver Stream, Osisko Bermuda paid an upfront cash deposit to Metals Acquisition of US$75.0 million ($99.4 million) (the "Silver Deposit"). Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. The CSA Silver Stream was effective as of February 1, 2023. Metals Acquisition and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

Metals Acquisition has granted Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Metals Acquisition or an affiliate between the Closing Date and the later of the seventh anniversary of the Closing Date or the date on which Osisko Bermuda or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of Metals Acquisition.

Copper stream - CSA mine

In June 2023, Osisko Bermuda closed the previously announced copper purchase agreement (the "CSA Copper Stream") with Metals Acquisition concurrently with the closing of the CSA Acquisition Transaction. Deliveries under the CSA Copper Stream will commence on June 15, 2024.

Pursuant to the CSA Copper Stream, Osisko Bermuda paid an upfront cash deposit to Metals Acquisition of US$75.0 million ($99.4 million). Osisko Bermuda will be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the Closing Date (the "First Threshold Stream"), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate (the "Second Threshold Stream"), and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the Closing Date, Metals Acquisition will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda. Metals Acquisition and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Copper Stream.

In conjunction with the CSA Silver Stream and the CSA Copper Stream, Osisko Bermuda subscribed for US$40.0 million ($53.0 million) in equity of Metals Acquisition as part of its concurrent equity financing.

Gibraltar silver stream amendments

In June 2023, Osisko completed certain amendments to its 75% silver stream (the "Gibraltar Silver Stream") with respect to the Gibraltar copper mine ("Gibraltar"), located in Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). On March 15, 2023, Taseko announced the completion of its acquisition of an additional 12.5% interest in Gibraltar from Sojitz Corporation, giving Taseko an effective 87.5% interest. Osisko and Taseko have amended the Gibraltar Silver Stream to increase Osisko's effective stream percentage by 12.5% to 87.5%. Further to this, Osisko and Taseko have also extended the step-down silver delivery threshold to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Osisko paid total consideration of US$10.25 million ($13.6 million) to Taseko, and committed to help support ongoing Environmental, Social and Governance ("ESG") initiatives at Gibraltar with $50,000 per year for the following three years.

Copper and gold NSR royalty - Costa Fuego copper-gold project

In July 2023, Osisko closed the acquisition of a 1.0% copper NSR royalty and a 3.0% gold NSR royalty from Hot Chili Limited ("Hot Chili") covering the Costa Fuego copper-gold project in Chile, for a total cash consideration of US$15.0 million ($19.9 million) Osisko has granted Hot Chili an option to buy-down a portion of the royalty, which can only occur upon a change of control and which is exercisable until the fourth anniversary of the transaction close. The buydown option reduces the copper and gold royalties by 0.5% respectively (resulting in a 0.5% copper NSR royalty and 2.5% gold NSR royalty), in exchange for payment in an amount equal to 130%, 140%, or 150% of the up-front price paid by Osisko if exercised before the 2nd, 3rd or 4th anniversary of the transaction close. Hot Chili has granted Osisko a corporate right of first offer on all future potential royalty and streaming opportunities, as well as certain other rights on proposed future royalty financings.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

NSR royalty - Cuiú Cuiú gold project

In July 2023, Osisko acquired a 1% NSR royalty from Cabral Gold Inc. covering the Cuiú Cuiú gold project in Brazil, for a total cash consideration of US$5.0 million ($6.9 million). The Cuiú Cuiú gold project is adjacent to the Tocantinzinho gold project currently in construction.

Update on Main Producing Assets

Canadian Malartic Royalty (Agnico Eagle Mines Limited)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic mine which is located in Malartic, Québec. On March 31, 2023, Agnico Eagle Mines Limited ("Agnico Eagle") closed its previously announced acquisition of Yamana Gold Inc.'s ("Yamana Gold") Canadian assets, including the other half of the Canadian Malartic mine Agnico Eagle did not already own. The acquisition provides Agnico Eagle with full operational control of the Canadian Malartic mine during the remaining development period of the Odyssey underground project, and with the opportunity to utilize future additional mill capacity at the mine given Agnico Eagle's extensive operations and strategic land positions in the region.

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR royalty on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine. In addition, a $0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2023

On February 16, 2023, Agnico Eagle reported production guidance of 657,000 to 680,000 ounces of gold at Canadian Malartic for the year 2023 (based on reported guidance of 575,000 to 595,000 ounces of gold, assuming 50% ownership by Agnico Eagle for the first three months of 2023 and 100% ownership by Agnico Eagle for the last nine months of the year). The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex.

Update on operations

On June 28, 2023 the Canadian Malartic mine reached a milestone by pouring its seven millionth gold ounce since achieving commercial production in 2011. With the Canadian Malartic Pit exhausted, all the open pit ore is sourced from the Barnat pit going forward. Work has commenced to prepare for in-pit tailings disposal, which is expected to start in the second half of 2024.

On October 26, 2023, Agnico Eagle reported gold production in the third quarter of 2023 of 177,243 ounces compared to 150,524 ounces in the third quarter of 2022. At the Barnat pit, high productivity of the equipment fleet resulted in higher volumes of ore drilled and mined than planned. At the mill, throughput was higher than anticipated primarily due to softer ultramafic ore from Barnat. Higher gold grades from the Barnat pit, coupled with a high mill throughput and better than planned mill recoveries, drove strong gold production in the third quarter of 2023. After a slow start early in the quarter related to delays in the commissioning of the paste backfill plant, production from the ramp reached a rate of 3,300 tonnes per day ("tpd") in September. This compares to a targeted rate of 3,500 tpd for 2024. Gold production from underground was approximately 9,000 ounces in the third quarter of 2023.

With a positive reconciliation of 18% in gold ounces for the first four stopes mined compared to plan, the internal zones continue to provide upside in tonnage and grade at Odyssey South. Shaft sinking activities continued in the third quarter of 2023, reaching a depth of 130 metres at the end of the quarter. Ramp development continued to exceed targets, reaching a depth of 649 metres at the end of the third quarter of 2023. With this strong development performance, the Company is advancing shaft pre-sinking activities.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Reserve and resource estimates

On February 16, 2023, Agnico Eagle reported Proven and Probable mineral reserves of 3.20 million ounces of gold at the Canadian Malartic Complex (106.7 million tonnes grading 0.93 g/t Au), Measured and Indicated resources of 6.17 million ounces of gold (64.2 million tonnes grading 2.99 g/t Au) and Inferred resources of 9.37 million ounces of gold (138.0 million tonnes grading 2.11 g/t Au) as at December 31, 2022.

On June 20, 2023, Agnico Eagle provided results from an internal study on the Odyssey underground mine (the "2023 Odyssey Study") and exploration results from the Canadian Malartic Complex. The 2023 Odyssey Study highlighted a 23% increase in life-of-mine payable gold production from the Odyssey mine compared to the internal study from 2020. The 2023 Odyssey Study also outlined an extension of the mine life to 2042 with a mine plan that includes approximately 9.0 million ounces of gold, including 0.2 million ounces of gold in Probable Mineral Reserves (2.8 million tonnes grading 2.22 g/t Au), 4.8 million ounces of gold in Indicated Resources (45.5 million tonnes grading 3.31 g/t Au) and Inferred Resources of 4.0 million ounces of gold (53.5 million tonnes grading 2.32 g/t Au).

Agnico Eagle noted that the potential for further conversion of Inferred Resources is significant and expected to further add to mine life. With additional exploration, Agnico Eagle believes that mineralization will continue to be added into the overall mine plan in the coming years, with good potential to grow annual gold production and further extend the mine life.

Canadian Malartic exploration update

Exploration drilling in the third quarter focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.

For additional information, please refer to Agnico Eagle's press release dated February 16, 2023 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2022 Results - Larger Asset Portfolio Drives Record Annual Gold Production, Operating Cash Flow and Global Mineral Reserves; Updated Three Year Guidance Provided; 2023 Focus on Optimizing Detour Lake and Canadian Malartic and Leveraging Excess Mill Capacity in the Abitibi Region to Advance Key Pipeline Projects", Agnico Eagle's press release dated June 20, 2023 entitled "Agnico Eagle Provides Update on Canadian Malartic Complex -Internal Study Demonstrates Improved Value, Extends Mine Life and Supports Potential Future Production Growth in the Abitibi Greenstone Belt; Positive Exploration Results Expected to Result in Increased Mineral Reserves and Mineral Resources; Additional Property Scale Targets Being Evaluated", and Agnico Eagle's press release dated October 26, 2023 entitled "Agnico Eagle Reports Third Quarter 2023 Results - Solid Quarterly Gold Production and Cost Performance; Well Positioned to Achieve Annual Cost Guidance and Gold Production Above the Mid-point of Annual Guidance", all filed on www.sedarplus.ca.

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile. The Mantos Blancos mine is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, Osisko Bermuda will receive refined silver equal to 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (4.4 million ounces have been delivered as at September 30, 2023), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Update on operations

On November 3, 2023, Capstone reported third-quarter production of 12.2 thousand tonnes, comprised of 9.1 thousand tonnes from sulphide operations and 3.0 thousand tonnes of cathode from oxide operations, 11% lower than the 13.6 thousand tonnes produced in the third quarter of 2022. The lower production was driven primarily by lower dump throughput, grade and recoveries impacting cathode production. The mill throughput of 14,176 tpd in the third quarter of 2023 was impacted by mill downtime caused by planned repair and maintenance of the concentrator plant that lasted six days (liners and major components change).

Mantos Blancos is currently focused on reliably achieving the installed capacity of 20,000 tpd. The company is executing on a plan to address plant stability that includes improved maintenance and optimization of the concentrator and tailings system. During the third quarter of 2023, Capstone addressed several bottlenecks in the crushing and grinding area of the operation. Moving forward, certain components in the tailings dewatering area, such as new handling and pumping infrastructure, are expected to be delivered and installed in early 2024, after which the company expects Mantos Blancos to consistently deliver nameplate throughput rates. The capital enhancements will enable future expansion opportunities as there will be installed capacity in certain parts of the process in excess of 20,000 tpd. Once nameplate capacity is reached, Capstone will recommence evaluating the potential to increase throughput of the Mantos Blancos sulphide concentrator plant to at least 27,000 tpd using existing process infrastructure and new technologies, while also evaluating options to extend the life of copper cathode production.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

For additional information, please refer to Capstone's press release dated November 3, 2023 entitled "Capstone Copper Reports Third Quarter 2023 Results", filed on www.sedarplus.ca.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp. ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada.

Guidance - 2023

On February 22, 2023, Victoria reported 2023 production guidance of 160,000 - 180,000 ounces of gold at the Eagle Gold mine. The seasonality experienced in 2021 and 2022, where gold production was lower in the first half of the year compared to the last half of the year, is expected to be reduced in 2023 as the gold in inventory, primarily on the heap leach pad, is higher at the end of 2022. Furthermore, regularly scheduled maintenance periods, which were previously weighted to the first quarter, are expected to be reduced and spread over the year. Despite a two-week suspension of operations in the third quarter due to wildfires, Victoria's annual production guidance range remains intact.

Update on operations

On October 4, 2023, Victoria reported production of 41,561 ounces of gold in the third quarter of 2023 compared to 50,028 ounces in the third quarter of 2022. Production in the first nine months of 2023 reached 124,749 ounces of gold, an increase of 17% compared to the first nine months of 2022. Ore and waste mined, ore stacked on the heap leach pad and gold produced were all negatively impacted during the third quarter of 2023 by an approximate two-week evacuation in early August due to wildfire activity.

Update on Exploration

On February 24, 2023, Victoria released an updated technical report on Eagle Gold, including an updated life of mine plan. The updated life of mine plan highlights average gold production of 202,000 ounces per year over the first 8 years, with peak production of 219,000 in 2025 and a throughput increase to steady-state level of 11.5 million tonnes per year during 2025. Ultimate life of mine recovery is projected to be 76.2% and over 2.0 million ounces of gold are forecast to be produced over the remaining mine life. Increased production is achievable utilizing the existing crushing and conveying circuit and mining fleet.

On September 14, 2023, Victoria announced the first analytical results from the 2023 exploration campaign at the Raven deposit. Raven was the primary focus of the exploration efforts with over 13,200 metres of diamond drilling completed. Highlights include 7.80 g/t Au over 6.0 metres from 235.5 metres, and 3.45 g/t Au over 27.5 metres from 239.0 metres. Victoria anticipates releasing an updated Raven Mineral Resource Estimate ("MRE") after the completion of the 2023 field season including receipt and analysis of all results.

For additional information, please refer to Victoria's press release dated February 22, 2023 entitled "Victoria Gold: 2022 Fourth Quarter & Full Year Results", Victoria's press release dated February 24, 2023 entitled "Victoria Gold: Eagle Gold Mine Updated Technical Report", Victoria's press release, Victoria's press release dated September 14th "Victoria Gold: 3.5 g/t Au over 27.5m at Raven Deposit, Dublin Gulch Gold Camp, Yukon" and Victoria's press release dated October 4, 2023 entitled "Victoria Gold: Eagle Gold Mine Q3 2023 Production", all filed on www.sedarplus.ca.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance - 2023

On February 23, 2023, Newmont provided 2023 guidance for the Éléonore mine of 265,000 to 295,000 ounces of gold.

Update on operations and reserve and resource estimates

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

On October 26, 2023, Newmont announced production of 50,000 ounces of gold at Éléonore during the third quarter of 2023, compared to 57,000 ounces in the third quarter of 2022, a decrease of 12% in part due to lower mill throughput as a result of the temporary evacuation of the mine site due to wildfires in the Province of Québec.

On February 23, 2023, Newmont reported Proven and Probable reserves comprising 9.4 million tonnes grading 5.22 g/t Au for 1.57 million ounces of gold.

For additional information, please refer to Newmont's press release dated February 23, 2023 entitled "Newmont Achieves 2022 Guidance; Provides Stable 2023 and Improving Longer-Term Outlook; Declares $0.40 Fourth Quarter Dividend" and "Newmont Announces Increased 2022 Mineral Reserves of 96 Million Gold Ounces and 68 Million Gold Equivalent Ounces" and Newmont's press release dated October 26, 2023 entitled "Newmont Reports Third Quarter 2023 Results and Declares $0.40 Dividend; Remains on Track to Close the Pending Acquisition of Newcrest", all filed on www.sedarplus.ca.

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver delivered, increased for inflation annually from 2017 (currently US$6.21 per ounce).

Update on operations

On October 10, 2023, Central Asia reported 95,044 ounces of payable silver to Osisko for the third quarter of 2023.

Central Asia reported that Phase 2 of the Central Decline development at depths beneath the 910 metre level is underway and, as at September 30, 2023, the decline had been developed down to 860 metres. While Sasa awaits a component to enable testing of cemented backfill, mining on the 800 metre level that has been prepared for paste fill, mining operations has now commenced. Construction of the dry stack tailings plant project has commenced, as has land clearance for the dry stack tailings landform.

For more information on the Sasa mine, refer to Central Asia's press release dated July 11, 2023, entitled "H1 2023 Operations Update" and Central Asia's press release dated October 10, 2023, entitled "Q3 2023 Operations Update" available on their website at www.centralasiametals.com.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current resources and reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2023

On January 12, 2023, Alamos reported its 2023 guidance for Island Gold of 120,000 to 135,000 ounces of gold. Production guidance for Island Gold has increased 6% for 2023 and 3% for 2024 (145,000 to 160,000 ounces of gold), relative to its previous three-year guidance, reflecting increased grades. Gold production in 2023 is expected to remain at similar levels as 2022 with similar grades, mining and processing rates. As outlined in the Phase 3+ Expansion Study released in June 2022, grades mined are expected to increase in 2024, driving production higher. A further increase in grades and increase in mining rates toward the latter part of 2025 are expected to drive another increase in production in 2025. Mining rates are expected to increase in 2026 following the completion of the Phase 3+ Expansion, driving a more significant increase in production.

Update on operations

On October 26, 2023, Alamos reported that Island Gold produced 36,400 ounces in the third quarter of 2023, a 16% increase from the prior year period, reflecting higher grades mined and processed, partially offset by lower tonnes milled. For the first nine months of 2023, Island Gold produced 99,800 ounces, a 7% increase from the prior year period. With the solid year-to-date performance, Island Gold remains on track to achieve full year production guidance. Underground mining rates averaged 1,236 tpd in the third quarter, exceeding annual guidance and an increase of 12% from the second quarter. Grades mined averaged 9.94 g/t Au in the quarter, and 9.59 g/t Au through the first nine months of the year, both consistent with annual guidance. Mill throughput averaged 1,229 tpd for the quarter. Mill recoveries averaged 97% in the quarter, consistent with annual guidance, and a 4% increase compared to the prior year period.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Update on expansions

The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, expansion of the mill as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.

Construction continued through the third quarter of 2023, with shaft site surface infrastructure nearing completion in advance of shaft sinking, which is expected to commence by the end of the year. As of September 30, 2023, 45% of the total initial growth capital of $756 million has been spent and committed on the project.

Reserves and resources

On February 21, 2023, Alamos announced that combined mineral reserves and resources at Island Gold increased 4%, net of mining depletion. This marked the seventh consecutive year combined mineral reserves and resources have grown with grades also increasing over that time frame. Mineral reserves increased 9% to 1.5 million ounces (4.2 million tonnes grading 10.78 g/t Au) in 2022, net of mining depletion. Mineral reserve additions totaled 267,000 ounces of gold, which more than offset mining depletion of 142,000 ounces of gold. Mineral reserve grades also increased 6% to 10.78 g/t Au, reflecting the conversion of higher-grade mineral resources in the Island West, Main and East areas. Measured and Indicated mineral resources were estimated at 0.3 million ounces of gold (1.3 million tonnes grading 7.09 g/t Au) and Inferred mineral resources were estimated to 3.5 million ounces of gold (8.1 million tonnes grading 13.61 g/t Au).

Exploration update

On June 15, 2023, Alamos reported new results from underground drilling at the Island Gold mine, further extending high-grade gold across the deposit, including several recently defined hanging wall and footwall structures in close proximity to existing underground infrastructure. Continued exploration success within recently defined sub-parallel structures demonstrates the significant opportunities to add high-grade ounces near existing mining horizons. This includes the newly defined NS1-Zone in the hanging wall which is currently being developed and mined; the zone is beyond existing Mineral Reserves and Resources and outside of the 2023 mine plan.

For more information, refer to Alamos' press release dated January 12, 2023 entitled "Alamos Gold Reports Record Fourth Quarter 2022 Production and Provides Three-Year Production and Operating Guidance", Alamos' press release dated February 21, 2023 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2022", Alamos' press release dated April 26, 2023 entitled "Alamos Gold Reports First Quarter 2023 Results", Alamos' press release dated June 15, 2023 entitled "Alamos Gold Continues to Extend High-Grade Gold Mineralization at Island Gold, Including within Hanging Wall and Footwall Zones in Proximity to Existing Infrastructure", and Alamos' press release dated October 26, 2023 entitled "Alamos Gold Reports Third Quarter 2023 Results", all filed on www.sedarplus.ca.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2023

On February 9, 2023, SSR Mining reported that it expects to produce between 100,000 to 110,000 ounces of gold at Seabee in 2023 and 95,000 to 105,000 ounces of gold in 2024 and 2025. Production is expected to be 55% weighted to the second half of the year, as processed grades are expected to be lowest in the first and second quarters of 2023 before improving in the second half. An exploration drive was completed late in the third quarter of 2022 to test the potential continuation of this zone for future mining, but delineation efforts were not sufficiently advanced to be incorporated into the 2023 production plan. Seabee's exploration and resource development budget has been increased by approximately 40% in 2023 relative to 2022, with a focus on delivering further mineral resource conversion success to expand and extend the current life of mine plan.

Update on operations

On November 1, 2023, SSR Mining announced gold production of 19,823 ounces in the third quarter of 2023 compared to 20,493 ounces in the third quarter of 2022. SSR Mining indicated that Seabee is on track for further production and cost improvement in the fourth quarter of 2023, as grades are forecasted to average between 6.0 g/t Au and 7.0 g/t.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Exploration update

On November 1, 2023, SSR Mining noted that it continues to invest significantly in near-mine and regional exploration at Seabee as the company seeks to extend the existing Mineral Reserve life of the operation. In Seabee's 2021 Technical Report Summary, Porky West hosted approximately 8,000 ounces of Indicated Mineral resources and approximately 73,000 ounces of Inferred Mineral resources. Since that time, exploration has focused on step-out and expansion drilling across the greater Porky target area with success. Incorporating both Porky West and the Petunia target, mineralization has been identified along 1,250 metres of strike and remains open in both directions. Initial analysis of ongoing technical work indicates the potential for a positive updated resource for the Porky targets. If exploration and initial economic studies are successful, the targets have potential as a new underground mining area for the Seabee operation.

Reserve and resource estimates

On February 23, 2022, SSR Mining announced a mine life extension at the Seabee mine to 2028 based on an updated mineral reserve estimate of 2.7 million tonnes grading 6.72 g/t Au for 580,000 ounces of gold. This estimate does not incorporate any of the Measured and Indicated resources totaling 0.87 million tonnes grading 12.85 g/t Au for 359,000 ounces of gold, or the Inferred resources totaling 2.75 million tonnes grading 6.05 g/t Au for 536,000 ounces of gold.

Seabee has been in continuous operation for 30 years and has demonstrated a track record of mineral reserve replacement that SSR Mining expects to continue into the future.

On February 9, 2023, SSR Mining noted that the forthcoming mineral reserve and mineral resource update is not expected to incorporate any developments since the December 31, 2021 effective date of SSR Mining's 2021 mineral reserve and mineral resource statement. Accordingly, the 2022 mineral reserve and mineral resource solely reflects depletion that occurred through 2022 mining activity.

For more information, refer to SSR Mining's press release dated February 9, 2023 entitled "SSR Mining Achieves Revised 2022 Production Guidance and Updates Three-Year Outlook", SSR Mining's press release dated February 23, 2022 entitled "SSR Mining Reports Fourth Quarter and Full Year 2021 Results" and SSR Mining's press release dated November 1, 2023 entitled "SSR Mining Reports Third Quarter 2023 Results", all filed on www.sedarplus.ca.

CSA Streams (Metals Acquisition Limited)

Osisko Bermuda holds a 100% silver stream (with an effective date of February 1, 2023) and a 2.25% - 4.875% copper stream (with an effective date of June 15, 2024) on the CSA copper mine, operated by Metals Acquisition. Metals Acquisition is focused on operating and acquiring metals and mining businesses in high-quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy. Metals Acquisition closed the acquisition of the CSA copper mine from a subsidiary of Glencore plc on June 15, 2023.

On June 27, 2023, Metals Acquisition announced that the first shipment of copper concentrate from the CSA mine was shipped from the port of Newcastle, New South Wales. The concentrate shipment contained approximately 2,300 tonnes of copper and 28,000 ounces of silver. On July 17, 2023, Osisko Bermuda received its first delivery of 25,678 ounces of silver. From February 1, 2023 (effective start date of the Silver Stream) to September 30, 2023, over 238,000 ounces of silver have been received and sold by Osisko Bermuda from its CSA Silver Stream.

Update on operations

On September 11, 2023, Metals Acquisition reported July and August 2023 production (the first two full months of Metal Acquisition's ownership) of 7,294 tonnes of copper from the CSA copper mine. Mill throughput in July 2023 of 118,000 tonnes of ore was a record and the focus is on increasing ore from the mine to fill the excess plant capacity.

Update on Exploration

During the third quarter on 2023, on July 31, 2023 and September 11, 2023 respectively, Metal Acquisition announced the results from the ongoing resource infill and near mine exploration drill programs at the CSA copper mine. These results included:

  50.4 metres @ 8.9% Cu and 36 g/t Ag, from 170.6 metres in UDD20134
  25.5 metres @ 12.7% Cu and 55 g/t Ag, from 150.5 metres in UDD20128
  20.7 metres @ 14.4% Cu and 61 g/t Ag, from 150.5 metres in UDD20147A
  28.7 metres @ 10.6% Cu and 41 g/t Ag, from 179.8 metres in UDD20140
  21.5 metres @ 7.7% Cu and 32 g/t Ag, from 139.7 metres in UDD21049

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Drilling has continued to demonstrate the continuity and high-grade nature of the CSA copper mine ore bodies. These holes are predominately across the QTSN and QTSC deposits and highlighted potential lode extensions down dip and along section and opportunities for thicker lode interpretations. All drill results are from drilling that has been completed after the December 2022 Mineral Resource Estimate and is expected to be incorporated into the 2023 Mineral Resource Estimate.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a silver stream referenced to Taseko Mines Limited's ("Taseko") attributable portion of production from the Gibraltar copper mine, held by Gibraltar Mines Ltd. and located in British Columbia, Canada. The stream was amended on June 29, 2023 increasing the refined silver to be delivered from 75% to 87.5% of the payable silver production and extended the step-down silver delivery threshold to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Once a total of 6.3 million ounces of silver have been delivered, the refined silver to be delivered will be reduced to 30.625% of the payable silver produced at Gibraltar thereafter. There is no cash transfer price payable by Osisko at the time of delivery for the silver ounces delivered. As of September 30, 2023, a total of 1.2 million ounces of silver had been delivered under the stream agreement.

Update on operations

On October 4, 2023, Taseko announced that during the third quarter of 2023, Gibraltar produced 35 million pounds of copper and 369,000 pounds of molybdenum. The 25% quarter-over-quarter increase in copper production was a result of higher grades, improved recoveries and increased mill throughput. Mining in the Gibraltar pit is progressing on plan and the lower benches are providing the ore quality the company had been expecting. Mining operations are now well established in the lower benches of the Gibraltar pit, which have higher grades and larger, more consistent ore zones. Notably in June and July, Taseko benefited from the softer ore in the Gibraltar pit, and mill throughput averaged well above nameplate capacity. The Gibraltar pit will be the sole source of ore for the remainder of 2023, resulting in the higher production already seen in the third quarter; this is expected to continue through the final quarter of the year.

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway. Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment equal to the lesser of 40% of achieved sales price and US$40 per carat. A credit bid transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company holding the Renard diamond mine, which is considered as an associate since that date.

Update on operations

On April 29, 2022, the diamond stream was reactivated, and the streamers ceased to reinvest proceeds into the Stornoway bridge facility. In the first nine months of 2023, Stornoway sold over 1.4 million carats at an average price of US$103 per carat ($139 per carat) and Osisko received US$8.8 million ($11.9 million) in net proceeds from its Renard stream.

On October 27, 2023, Stornoway announced it was temporarily suspending operations and placing itself under the protection of the CCAA to enable it to restructure its business. The growing uncertainty of the diamond price in the short and medium term, coupled with the significant and sudden drop in the price of the resource on the world market, have had a major impact on Stornoway's long-term financial situation. This was in part due to the halt in the import of rough diamonds by India and by the global geopolitical climate.

Impairment of Renard diamond stream

The elements discussed in the previous paragraph were considered indicators of impairment, among other facts and circumstances, and, accordingly, management performed an impairment assessment as at September 30, 2023. The impairment assessment resulted in an impairment charge of $15.1 million ($11.1 million, net of income taxes) on the Renard diamond stream.

As at September 30, 2023, the Renard diamond stream was written down to its estimated recoverable amount, being a nominal value, which was determined by the estimated net proceeds to be received from the sales of diamonds held in inventory at the date Stornoway suspended its activities. The main valuation inputs used were the expected diamond prices per carat to be realized and probabilities allocated to each expected sale to be realized. No discount rate was applied considering that the diamonds are expected to be sold within a relatively short period of time.

Write-off and allowance for expected credit loss on the Stornoway bridge loans

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

On June 30, 2023, the Company determined that the credit risk related to its loans to Stornoway had increased significantly since initial recognition. As a result, the Company recorded an allowance for expected credit loss of $13.3 million (US$10.0 million) against the loans receivable ($11.5 million, net of income taxes) and $6.6 million (US$5.0 million) related to accrued interest against the amounts receivable for an aggregate expected credit loss of $19.9 million (US$15.0 million). The lifetime expected credit loss was estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. Cash flows expected to be received were based on the expected capacity of the borrower to repay the financial instrument, which was highly dependent on a number of factors and assumptions, including: forecast diamond prices, production levels, operating costs, internal capital investments required to maintain the operations and other factors related to mining operations.

As a result of the suspension of activities at the Renard mine and the CCAA procedures announced on October 27, 2023, the Company considered the loans to be credit-impaired and, with no reasonable expectation of any material cash flow recovery, wrote-off $17.3 million (US$12.8 million) on September 30, 2023 to fully provision its loans.

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportive, including forward-looking information that is available without undue cost of effort. The loss allowances for financial assets are based on assumptions about the risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the allowance for expected credit loss calculation, based on the Company's past history and existing market conditions, as well as forward-looking estimates at the end of each reporting period. Changes in the judgements used in determining the risk of default and the expected loss rates could materially impact the allowance or the write-off.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. In certain instances, Osisko may invest in equity of companies concurrently with the acquisition of royalty, stream or other similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates from an accounting perspective as a result of the ownership held, nomination rights to the investee's board of directors and other facts and circumstances.

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the three and nine months ended September 30, 2023, Osisko Bermuda acquired equity investments for nil and $53.0 million (US$40.0 million representing the equity investment acquired in Metals Acquisition as part of the CSA Silver Stream and CSA Copper Stream closed in June 2023) respectively. Osisko acquired equity investments of $1.2 million and $1.8 million during the three and nine months ended September 30, 2022.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at September 30, 2023 (in thousands of dollars):

Investments	Carrying value (i)	Fair Value (ii)
	$	$

Associates	314,633	254,058
Other	83,616	83,616
	398,249	337,674

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IAS 28, Investment in Associates and Joint Ventures and IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at September 30, 2023.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Principal investments in associates

The following table presents the principal investments in associates (in the form of marketable securities) as at September 30, 2023:

Investments	Number of Shares Held	Ownership
		%

Osisko Development Corp.	33,333,366	39.7
Osisko Mining Inc.	50,023,569	13.3

Osisko Development Corp.

Osisko Development Corp. ("Osisko Development") is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Tintic property in Utah, United States. Osisko owns a 5% NSR royalty on the Cariboo gold project, a 15% gold and silver stream on the San Antonio gold project and a 2.5% metals stream on the Tintic property.

The Cariboo gold project has Probable mineral reserves of 2.03 million ounces of gold (16.7 million tonnes grading 3.78 g/t Au), Measured and Indicated mineral resources of 1.57 million ounces of gold (14.7 million tonnes grading 3.33 g/t Au) and an Inferred mineral resource of 1.71 million ounces of gold (15.5 million tonnes grading 3.44 g/t Au). A NI 43-101 compliant feasibility study was filed in January 2023, which outlined an average annual gold production of 163,695 ounces over a 12-year mine life, an after-tax net present value of $502 million at a 5% discount rate and an internal rate of return (unlevered) of 20.7% at US$1,700 per ounce of gold. Phase 1 envisions a 1,500 tpd operation producing 72,501 ounces of gold for the first three years and Phase 2 envisions a 4,900 tpd operation producing 193,798 ounces of gold per year for the remaining mine life.

On October 10, 2023, Osisko Development announced that it has received an Environmental Assessment ("EA") Certificate for the Cariboo gold project. Receipt of the EA Certificate successfully concludes the EA process for the project, which was launched in October 2019.

In January 2023, Osisko Development announced an initial mineral resource estimate for the Trixie deposit ("Trixie"), on the Tintic property. Measured and Indicated mineral resources were estimated at 213,000 ounces of gold and 385,000 ounces of silver (236,000 tonnes grading 28.08 g/t Au and 50.77 g/t Ag) and Inferred mineral resources were estimated at 243,000 ounces of gold and 530,000 ounces of silver (385,000 tonnes grading 19.64 g/t Au and 42.82 g/t Ag).

On June 30, 2022, Osisko Development announced an initial resource estimate at San Antonio comprising 14.9 million tonnes grading 1.2 g/t Au for 576,000 ounces of gold in the Indicated resource category plus 16.6 million tonnes grading 1.0 g/t Au for 544,000 ounces of gold in the Inferred resource category. On April 29, 2023, Mexico's Senate approved a wide-ranging reform of laws governing the mining industry, including a requirement that companies pay a percentage of profits to various stakeholders. The new mining law reduces the maximum length of concessions from 50 to 30 years, and may allow authorities to cancel concessions if no work is performed within two years. Osisko Development is closely monitoring the situation and will continue to assess the impact on its Mexican assets.

On August 8, 2023, Osisko Development reported that its working capital position will not be sufficient to meet its obligations, commitments and forecasted expenditures for the next 12 months. Osisko Development's ability to continue future operations and fund its planned activities is dependent on management's ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for Osisko Development, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity. While Management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to Osisko Development. If Management is unable to obtain new funding, Osisko Development may be unable to continue its operations.

As at September 30, 2023, the Company held 33,333,366 common shares representing a 39.7% interest in Osisko Development (44.1% as at December 31, 2022). The Company concluded that it continues to exercise significant influence over Osisko Development and accounts for its investment using the equity method since October 1, 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedarplus.ca and on their website (www.osiskodev.com).

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its 50% interest in the Windfall gold project ("Windfall"). Osisko holds a 2.0% - 3.0% NSR royalty on Windfall.

In August 2022, Osisko Mining provided an updated mineral resource estimate on the Windfall gold project. Measured and Indicated resources are estimated at 4.1 million ounces of gold, an increase of 26% (11.1 million tonnes at an average grade of 11.4 g/t Au (cut-off grade of 3.5 g/t Au)). Inferred resources are estimated at 3.3 million ounces of gold (12.3 million tonnes at an average grade of 8.4 g/t Au).

In November 2022, Osisko Mining released the feasibility study results for Windfall, highlighting average annual production of 306,000 ounces of gold at an average fully diluted grade of 8.1 g/t Au, an after-tax net present value of $1.2 billion at a 5% discount rate and an internal rate of return of 34%.

On March 29, 2023, Osisko Mining announced submission of its Environmental Impact Assessment for Windfall, an important milestone highlighting the start of the permitting and authorization process for the project ahead of a production decision in 2024.

On May 2, 2023, Osisko Mining announced that it had concluded a 50/50 joint venture agreement with a subsidiary of Gold Fields Limited ("Gold Fields") for the joint ownership and development of Windfall. Pursuant to the terms of the agreement, Gold Fields acquired a 50% interest in Windfall for an aggregate consideration of $600.0 million in cash to Osisko Mining, including $300.0 million on signing. The agreement also requires Gold Fields to sole fund up to $75.0 million in contributions for regional exploration. With the proceeds from this transaction, Osisko Mining believes it is now fully-funded for its share of development capital to bring Windfall into production.

On October 12, 2023, Osisko Mining announced that the "Windfall Mining Group" (its 50% jointly owned partnership with a Gold Fields subsidiary), has concluded the hydro-electricity power allocation agreement with Hydro-Québec, a wholly-owned Crown corporation of the Québec Government.

For more information, please refer to Osisko Mining's press releases and other public documents available on www.sedarplus.ca and on their website (www.osiskomining.com).

As at September 30, 2023, the Company held 50,023,569 common shares representing a 13.3% interest in Osisko Mining (14.4% as at December 31, 2022). The Company concluded that it continues to exercise significant influence over Osisko Mining and accounts for its investment using the equity method.

Sustainability Activities

As a capital provider, the Company bears significant responsibility to promote and uphold sustainable business practices to maximize long-term value for all stakeholders. The Company continuously looks for ways to improve its sustainability initiatives directly and indirectly via its mining partners.

Throughout 2022 and the first nine months of 2023, the Company made several advancements on sustainability initiatives. Osisko maintained a leading position with MSCI and Sustainalytics; enhanced and further diversified its Board of Directors with three new independent members, Ms. Edie Hofmeister, Mr. Robert Krcmarov and Mr. Norman MacDonald; formally appointed Ms. Heather Taylor as Vice President, Sustainability and Communications to continue to shape and expand on ESG initiatives; announced new high-quality royalty/stream transactions with responsible mining partners, some of which included social commitments to host communities; increased its charitable donations; and maintained a zero incident record in health and safety and recorded no breaches to its Code of Conduct. Osisko also published the third edition of its Sustainability Report, Growing Responsibly.

In the fourth quarter of 2022, Osisko exercised its 20% participation right in Carbon Streaming Corporation's ("Carbon Streaming") Magdalena Bay Blue carbon project (the "Magdalena Bay Project"). The Magdalena Bay Project is a mangrove forest and associated marine habitat conservation project operated by Fundación MarVivo Mexico, A.C. and MarVivo Corporation. The Magdalena Bay Project is located in Magdalena Bay in Baja California, Mexico, home to a large diversity of sharks, whales and a variety of other species, many of which are listed as endangered. Once implemented, it is expected to be one of the largest blue carbon conservation projects in the world. The Magdalena Bay Project is expected to reduce greenhouse gas emissions by approximately 25 million tCO2e during its 30-year project life and generate an equivalent amount of blue carbon credits. As part of the transaction, Osisko has committed to fund US$1.2 million towards the development of the project and will receive a stream of 40,000 carbon credits annually or 4% of annual production. The Magdalena Bay Project is currently in development and initial credit issuance is expected in 2024.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

In 2023, Osisko contributed funding towards various programs as part of the Company's social and community donations. Funds were committed to the Pediatric Research Foundation whose mission is to fund pediatric research in Canada with a view to protecting, promoting and improving the health and well-being of children and youth. The funding will be allocated towards an initiative to support young Inuit youth in their personal and professional development within their communities in Nunavik (northern Québec) with a focus on art-based suicide prevention. Additionally, the Company helped sponsor the Every Student, Every Day program, through Victoria Gold's Student Encouragement Society's charitable initiative, which works with the community to raise awareness and funds to support increased student attendance throughout the Yukon - and ultimately to help build the skilled, local labour force. The Company also continued to support the Canadian Mineral Industry Education, who has been offering scholarships since 1964 to undergraduate students with a strong interest in a career in the mining industry.

In June and August 2023, a group of Osisko employees volunteered with Maison Benoit Labre, a key player among the homeless and marginalized populations of southwest Montreal, Québec.

Further to her election as director of the Company in 2022, and due to her vast experience in the sector of the environmental, social and governance ("ESG") matters, Ms. Edie Hofmeister was appointed as Chair of the Environmental and Sustainability Committee in June 2023.

In September 2023, the Company provided training to Osisko employees to increase awareness and understanding of newly implemented policies including Human Rights Policy, Human Resources, Health & Safety Policy and Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy. Further training is anticipated in the fourth quarter of 2023, including Diversity, Equity, and Inclusion training to increase awareness and knowledge across the organization.

Dividends and Normal Course Issuer Bid

The following table provides details on the dividends declared for the first nine months of 2023:

Declaration date	Dividend per share	Record date	Payment date	Dividends payable	Dividend reinvestment plan (i)
	$			$

February 23, 2023	0.055	March 31, 2023	April 14, 2023	10,160,000	15,788,335
May 10, 2023	0.060	June 30, 2023	July 14, 2023	11,103,000	13,024,196
August 9, 2023	0.060	Sept. 29, 2023	October 16, 2023	11,108,000	9,527,044
	0.175			32,371,000

(i) Number of common shares held by shareholders participating in the dividend reinvestment plan.

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

During the three and nine months ended September 30, 2023, the Company issued respectively 41,753 and 104,059 common shares under the DRIP, at a discount rate of 3%.

As at September 30, 2023, the holders of 9.5 million common shares had elected to participate in the DRIP, representing dividends payable of $0.6 million. Therefore, 36,346 common shares were issued on October 16, 2023 at a discount rate of 3%.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Normal Course Issuer Bid

In December 2022, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 18,293,240 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized from December 12, 2022 until December 11, 2023. Daily purchases will be limited to 81,963 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2022, being 327,853 Common Shares.

During the nine months ended September 30, 2023, the Company did not purchase any common shares under the NCIB program (1,636,158 common shares for $21.3 million during the nine months ended September 30, 2022).

Gold Market and Currency

Gold Market

Gold price averaged US$1,928 per ounce in the third quarter, its second highest quarterly average in nominal dollars (the previous was US$1,976 in the second quarter of 2023). Prices fluctuated in a range of US$106 per ounce in the third quarter of 2023 and gold closed at US$1,871 per ounce on September 30, 2023, down US$41 per ounce compared to the closing price of June 30, 2023. Gold price averaged $1,729 per ounce in the third quarter of 2022.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2023 - Q3 (YTD)	$2,048	$1,811	$1,930	$1,871
2022	2,039	1,629	1,800	1,812
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515

In Canadian dollar terms, the average gold price per ounce was $2,587 in the third quarter of 2023 compared to $2,653 in the second quarter of 2023 and $2,257 in the third quarter of 2022. The gold price closed the third quarter of 2023 at $2,529 per ounce, almost unchanged from June 30, 2023.

Currency

The Canadian dollar traded between 1.3128 and 1.3674 in the third quarter of 2023 to close at 1.3520 compared to 1.3240 on June 30, 2023. The Canadian dollar averaged 1.3414 in the third quarter of 2023, compared to 1.3428 in the second quarter of 2023 and 1.3056 in the third quarter of 2022. The Bank of Canada resumed its hiking cycle by raising its target for the overnight rate by 25 basis points to 4.75% in June, the highest level in 22 years. In July 2023, the Bank of Canada increased the overnight rate by another 25 basis points to 5.00%.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close

2023 - Q3 (YTD)	1.3807	1.3128	1.3456	1.3520
2022	1.3856	1.2451	1.3013	1.3544
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Revenues	62,069	53,661	182,156	155,895
Cost of sales	(4,337)	(4,407)	(12,638)	(11,344)
Depletion	(16,894)	(14,161)	(43,356)	(37,310)
Gross profit	40,838	35,093	126,162	107,241

Impairment of royalty and stream interests	(17,490)	-	(24,119)	-

Operating income	10,314	28,704	72,699	88,395

Net (loss) earnings from continuing operations	(19,999)	28,014	18,810	62,877
Net loss from discontinued operations (2)	-	(244,655)	-	(268,475)
Net (loss) earnings	(19,999)	(216,641)	18,810	(205,598)

Net (loss) earnings per share from continuing operations (3)
Basic and diluted	(0.11)	0.15	0.10	0.35

Total assets	2,176,118	2,135,607	2,176,118	2,135,607
Total long-term debt	315,390	298,232	315,390	298,232

Average selling price of gold (per ounce sold)
In C$ (4)	2,590	2,249	2,600	2,338
In US$	1,926	1,722	1,929	1,823

Operating cash flows from continuing operations	43,464	51,067	136,306	126,539
Operating cash flows from discontinued operations	-	(13,030)	-	(65,116)
Operating cash flows	43,464	38,037	136,306	61,423

Dividend per common share	0.060	0.055	0.175	0.165

Weighted average shares outstanding (in thousands)
Basic	185,516	184,839	185,159	179,101
Diluted	185,516	184,850	185,946	179,302

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) The net loss from discontinued operations is related to the activities of Osisko Development. Please refer to the Basis of Presentation section of this MD&A for more details.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders.

(4) Using actual exchange rates at the date of transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Overview of Financial Results

Financial Summary - Third Quarter of 2023

  Revenues from royalties and streams of $62.1 million compared to $53.7 million in Q3 2022;
  Gross profit of $40.8 million compared to $35.1 million in Q3 2022;
  Operating income of $10.3 million compared to $28.7 million in Q3 2022;
  Net loss from continuing operations of $20.0 million or $0.11 per basic share compared to net earnings from continuing operations of $28.0 million or $0.15 per basic share in Q3 2022;
  Adjusted earnings5 of $22.4 million or $0.12 per basic share5 compared to $25.8 million or $0.14 per basic share in Q3 2022; and
  Operating cash flows provided by continuing operations of $43.5 million compared to $51.1 million in Q3 2022.

Revenues from royalties and streams increased to $62.1 million in the third quarter of 2023 compared to $53.7 million in the third quarter of 2022, mostly as a result of higher metal prices.

Gross profit amounted to $40.8 million in the third quarter of 2023 compared to $35.1 million in the third quarter of 2022. Cost of sales were stable and depletion increased from $14.2 million to $16.9 million in the third quarter of 2023 compared to the third quarter of 2022, due to the mix of sales.

General and administrative ("G&A") expenses increased from $6.5 million in the third quarter of 2022 to $11.7 million in the third quarter of 2023, mostly as a result of a share-based compensation expense of $1.5 million and a charge of $4.0 million for severance payments to key management, as well as additional professional fees of $1.0 million.

Business development expenses were stable at $1.3 million in the third quarter of 2023 compared to $1.2 million in the third quarter of 2022.

During the third quarter of 2023, the Company incurred a net loss from continuing operations of $20.0 million compared to net earnings from continuing operations of $28.0 million in the third quarter of 2022, mostly as a result of an impairment charge of $17.5 million on royalty and stream interests (mostly from the impairment of $15.1 million on the Renard diamond stream - refer to the Portfolio of Royalty, Stream and Other Interests section for more details), a write-off on investments of $17.3 million (related to loans with Stornoway that were fully provisioned on September 30, 2023), higher G&A expenses, a loss on foreign exchange and a higher share of loss of associates, partially offset by an income tax recovery of $2.7 million. In the third quarter of 2022, the Company had recognized a gain on foreign exchange of $14.5 million and an income tax expense of $10.6 million.

Adjusted earnings5 were $22.4 million in the third quarter of 2023 compared to $25.8 million in the third quarter of 2022, mostly a result of higher G&A expenses and lower interest income, partially offset by higher gross profit. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in the third quarter of 2023 were $43.5 million compared to $51.1 million in the third quarter of 2022. The decrease was mainly the result of higher G&A expenses, the deferral of a Renard diamond stream payment to the first week of October (included in amounts receivable on September 30, 2023) and increased interest payments on the long-term debt (in 2022, interest payments on the convertible debentures were payable in June and December), partially offset by higher revenues.

_________________________________________________

5 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Financial Summary - First nine months of 2023

  Revenues from royalties and streams of $182.2 million compared to $155.9 million in the first nine months of 2022;
  Gross profit of $126.2 million compared to $107.2 million in the first nine months of 2022;
  Operating income of $72.7 million compared to $88.4 million in the first nine months of 2022;
  Net earnings from continuing operations of $18.8 million or $0.10 per basic share compared to $62.9 million or $0.35 per basic share in the first nine months of 2022;
  Adjusted earnings6 of $87.6 million or $0.47 per basic share6 compared to $76.4 million or $0.43 per basic share in the first nine months of 2022; and
  Operating cash flows provided by continuing operations of $136.3 million compared to $126.5 million in the first nine months of 2022.

Revenues from royalties and streams increased to $182.2 million in the first nine months of 2023 compared to $155.9 million in the first nine months of 2022, mostly as a result of higher metal prices and increased deliveries and payments under the royalty and stream agreements.

Gross profit amounted to $126.2 million in the first nine months of 2023 compared to $107.2 million in the first nine months of 2022. Cost of sales increased slightly in 2023, mostly as a result of increased deliveries. Depletion increased from $37.3 million to $43.4 million in the first nine months of 2023, mostly as a result of the mix of sales and increased deliveries.

G&A expenses increased from $15.0 million in the first nine months of 2022 to $25.2 million in the first nine months of 2023, mostly as a result of a share-based compensation expense of $1.5 million and a charge of $4.0 million for severance payments to key management, as well as additional professional fees, increased compensation expense and increased share-based compensation. The increase in compensation is mostly the result of the addition of one vice president in 2023 as well as one board member. The increase in share-based compensation is mostly due to lower payouts in 2022 compared to 2023 and the addition of one vice president and one board member.

Business development expenses were relatively stable at $4.1 million in the first nine months of 2023 compared to $3.9 million in the first nine months of 2022.

In the first nine months of 2023, the Company generated net earnings from continuing operations of $18.8 million compared to $62.9 million in the first nine months of 2022, mostly as a result of an impairment charge of $24.1 million on royalty and stream interests (mostly from the impairment of $15.1 million on the Renard diamond stream - refer to the Portfolio of Royalty, Stream and Other Interests section for more details), an allowance on expected credit loss on investments and a write-off totalling $37.5 million (related to loans with Stornoway), higher G&A expenses and a loss on foreign exchange, partially offset by a share of income of associate and a lower income tax expense. In the first nine months of 2022, the Company had also recognized a gain on foreign exchange of $23.0 million.

Adjusted earnings6 were $87.6 million in the first nine months of 2023 compared to $76.4 million in the first nine months of 2022, mostly a result of higher gross profit and lower finance costs, partially offset by higher G&A expenses. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in the first nine months of 2023 were $136.3 million compared to $126.5 million in the first nine months of 2022. The increase was mainly the result of higher revenues and lower finance costs, partially offset by higher G&A expenses and the deferral of a Renard diamond stream payment to the first week of October (included in amounts receivable on September 30, 2023).

_________________________________________________

6 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three and nine months ended September 30, 2023 and 2022 (in thousands of dollars, except amounts per share):

		Three months ended September 30,		Nine months ended September 30,
		2023	2022	2023	2022
		$	$	$	$

Revenues	(a)	62,069	53,661	182,156	155,895

Cost of sales	(b)	(4,337)	(4,407)	(12,638)	(11,344)
Depletion	(c)	(16,894)	(14,161)	(43,356)	(37,310)
Gross profit	(d)	40,838	35,093	126,162	107,241

Other operating expenses
General and administrative	(e)	(11,697)	(5,186)	(25,214)	(14,962)
Business development	(f)	(1,337)	(1,203)	(4,130)	(3,884)
Impairment of royalty and stream interests	(g)	(17,490)	-	(24,119)	-

Operating income		10,314	28,704	72,699	88,395

Other (expenses) revenues, net	(h)	(32,977)	9,879	(44,290)	(887)

(Loss) earnings before income taxes		(22,663)	38,583	28,409	87,508

Income tax recovery (expense)	(i)	2,664	(10,569)	(9,599)	(24,631)

Net (loss) earnings from continuing operations		(19,999)	28,014	18,810	62,877

Net loss from discontinued operations	(j)	-	(244,655)	-	(268,475)

Net (loss) earnings		(19,999)	(216,641)	18,810	(205,598)

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders		(19,999)	(158,647)	18,810	(141,162)
Non-controlling interests		-	(57,994)	-	(64,436)

Net (loss) earnings per share from continuing operations
Basic		(0.11)	0.15	0.10	0.35

Net (loss) earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic		(0.11)	(0.86)	0.10	(0.79)

(a) Revenues are comprised of the following:

	Three months ended September 30,
	2023			2022
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,590	12,497	32,367	2,249	13,646	30,698
Silver sold	31	589,449	18,445	25	437,293	10,867
Diamonds sold(i)	121	45,719	5,622	161	45,883	7,459
Other (paid in cash)	-	-	5,635	-	-	4,637
			62,069			53,661

(i) In the third quarter of 2023, the diamonds were sold by an agent for Osisko for a blended selling price of $121 (US$90) per carat. The average selling price includes 7,326 incidental carats sold outside of the run of mine sales at an average price of $43 (US$32) per carat. Excluding the incidental carats, 38,393 carats were sold at an average price of $136 (US$101) per carat.

In the third quarter of 2022, the diamonds were sold by an agent for Osisko for a blended selling price of $161 (US$123) per carat. The average selling price includes 7,733 incidental carats sold outside of the run of mine sales at an average price of $45 (US$34) per carat. Excluding the incidental carats, 38,149 carats were sold at an average price of $185 (US$141) per carat in the third quarter of 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

	Nine months ended September 30,
	2023			2022
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,600	39,458	102,583	2,338	39,065	91,331
Silver sold	31	1,456,382	45,285	27	1,043,756	28,638
Diamonds sold(i)	139	135,760	19,070	167	129,304	21,842
Other (paid in cash)	-	-	15,218	-	-	14,084
			182,156			155,895

(i) In the first nine months of 2023, the diamonds were sold by an agent for Osisko for a blended selling price of $139 (US$103) per carat. The average selling price includes 21,941 incidental carats sold outside of the run of mine sales at an average price of $46 (US$34) per carat. Excluding the incidental carats, 113,819 carats were sold at an average price of $157 (US$116) per carat.

In the first nine months of 2022, the diamonds were sold by an agent for Osisko for a blended selling price of $167 (US$130) per carat. The average selling price includes 22,019 incidental carats sold outside of the run of mine sales at an average price of $45 (US$35) per carat. Excluding the incidental carats, 107,285 carats were sold at an average price of $192 (US$149) per carat in the first nine months of 2022.

The increase in silver ounces sold in 2023, as well as in carats sold, is mainly the result of higher deliveries under the stream agreements.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the stream agreements, as well as governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. For the three and nine months ended September 30, 2023, cost of sales amounted to $4.3 million and $12.6 million, respectively, compared to $4.4 million and $11.3 million in the corresponding periods of 2022. The increase for the nine months ended September 30, 2023 is mainly the result of higher deliveries under the stream agreements.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense for the three and nine months ended September 30, 2023 amounted to $16.9 million and $43.4 million, respectively, compared to $14.2 million and $37.3 million in the corresponding periods of 2022. The increase in 2023 is mostly the result of the mix of sales and increased deliveries.

(d) The breakdown of cash margin7 and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Royalty interests
Revenues	37,410	34,456	115,911	104,028
Less: cost of sales (excluding depletion)	(193)	(490)	(533)	(772)
Cash margin (in dollars)	37,217	33,966	115,378	103,256

Depletion	(5,972)	(7,312)	(18,430)	(20,369)
Gross profit	31,245	26,654	96,948	82,887

Stream interests
Revenues	24,659	19,205	66,245	51,867
Less: cost of sales (excluding depletion)	(4,144)	(3,917)	(12,105)	(10,572)
Cash margin (in dollars)	20,515	15,288	54,140	41,295

Depletion	(10,922)	(6,849)	(24,926)	(16,941)
Gross profit	9,593	8,439	29,214	24,354

Royalty and stream interests Total cash margin (in dollars)	57,732	49,254	169,518	144,551
Divided by: total revenues	62,069	53,661	182,156	155,895
Cash margin (in percentage of revenues)	93.0%	91.8%	93.1%	92.7%

Total - Gross profit	40,838	35,093	126,162	107,241

_________________________________________________

7   Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

(e) G&A expenses increased in 2023, mostly as a result of a charge for severance payments, increased professional services, increased compensation expense and increased share-based compensation. The increase in compensation is mostly the result of the addition of one vice president in 2023 as well as one board member. The increase in share-based compensation is mostly due to lower payouts in 2022 compared to 2023 and the addition of one vice president and one board member.

(f) Business development expenses were relatively stable in 2023 compared to 2022.

(g) In 2023, the Company recorded an impairment charge of $15.1 million on the Renard diamond stream (refer to the Portfolio of Royalty, Stream and Other Interests section for more details). The Company also wrote off royalty interests on which the royalty rights were lost and royalty interests on which the Company does not expect to receive sufficient net proceeds covering the remaining net book value.

(h) Other expenses, net of $33.0 million in the third quarter of 2023 include a net share of loss of associate of $4.8 million, finance costs of $6.1 million, a net loss on investments of $19.9 million (which includes a write-off on other investments of $17.3 million (refer to the Portfolio of Royalty, Stream and Other Interests section for more details)) and a foreign exchange loss of $3.4 million, partially offset by interest income of $1.1 million.

Other revenues, net of $9.9 million in the third quarter of 2022 include a gain on foreign exchange of $14.5 million and interest income of $3.1 million, partially offset by finance costs of $5.5 million, a share of loss of associates of $1.1 million and a net loss on investments of $1.0 million.

Other expenses, net of $44.3 million in the first nine months of 2023 include finance costs of $12.4 million, a net loss on investments of $42.0 million (which includes a non-cash loss on the deemed disposal of an associate of $3.1 million, a change in fair value of financial assets at fair value through profit and loss of $4.3 million and an allowance on expected credit loss and a write-off of other investments totalling $37.5 million (refer to the Portfolio of Royalty, Stream and Other Interests section for more details), partially offset by a net gain on dilution of investments in associates of $4.8 million) and a foreign exchange loss of $3.5 million, partially offset by a net share of income of associate of $8.3 million (which includes the gain realized by an associate on the sale of a property) and interest income of $5.3 million.

Other expenses, net of $0.9 million for the first nine months of 2022 include finance costs of $16.9 million and a net loss on investments of $13.4 million (which includes a decrease in the fair value of financial assets at fair value through profit and loss of $15.8 million), partially offset by a gain on foreign exchange of $23.0 million and interest income of $6.0 million.

(i) The effective income tax rate related to the continuing operations in the third quarter and first nine months of 2023 is 11.8% and 33.8%, respectively, compared to 27.4% and 28.1% for the corresponding periods of 2022. The statutory rate is 26.5% in 2023 and 2022. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $0.5 million and $2.0 million were respectively paid in the third quarter and the first nine months of 2023, compared to $0.7 million and $1.4 million in the corresponding periods of 2022. Cash taxes paid were related to taxes on royalties earned in foreign jurisdictions.

(j) The net loss from discontinued operations is related to the activities of Osisko Development. Please refer to the Basis of Presentation section of this MD&A for more details.

Liquidity and Capital Resources

As at September 30, 2023, the Company's cash position amounted to $70.8 million compared to $70.0 million as at June 30, 2023 and $90.5 million as at December 31, 2022.

Significant variations in the liquidity and capital resources for the three and nine months ended September 30, 2023 are explained under the Cash Flows section of this MD&A.

Credit facility

A total amount of $550.0 million is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million.

The Facility has a maturity date of September 29, 2026. The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. In March 2023, the Company repaid an amount of $15.0 million on the Facility. In June 2023, the Company drew US$140.0 million ($186.9 million) under the Facility to finance acquisitions of stream interests, including the acquisition of the CSA Silver Stream and CSA Copper Stream (Note 6). In July 2023, the Company drew US$15.0 million ($19.8 million) under the Facility to finance acquisitions of royalty interests, and subsequently repaid an amount of US$10.0 million ($13.2 million) and $15.0 million on the Facility. As at September 30, 2023, the effective interest rate on the drawn balance was 6.8%, including the applicable margin.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at September 30, 2023, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows for the three and nine months ended September 30, 2023 and 2022 (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Cash flows from continuing operations
Operations	43,780	44,151	141,716	124,913
Working capital items	(316)	6,916	(5,410)	1,626
Operating activities	43,464	51,067	136,306	126,539
Investing activities	(24,459)	(157,720)	(294,297)	(170,733)
Financing activities	(18,878)	(26,874)	141,290	132,949
Change in cash from continuing operations	127	(133,527)	(16,701)	88,755
Change in cash from discontinued operations	-	(35,098)	-	65,733
Cash outflow from deconsolidation of Osisko Development	-	(133,138)	-	(133,138)
Effects of exchange rate changes on cash	594	19,884	(3,093)	30,356
Increase (decrease) in cash	721	(148,741)	(19,794)	184,844
Cash - beginning of period	70,033	449,283	90,548	115,698
Cash - end of period	70,754	300,542	70,754	300,542

Operating Activities

Third quarter of 2023

In the third quarter of 2023, cash flows provided by operating activities from continuing operations amounted to $43.5 million compared to $51.1 million in the third quarter of 2022. The decrease was mainly the result of higher G&A expenses, the deferral of a Renard stream payment to the first week of October (included in amounts receivable on September 30, 2023) and increased interest payments on the long-term debt (in 2022, interest payments on the convertible debentures were payable in June and December), partially offset by higher revenues.

First nine months of 2023

In the first nine months of 2023, cash flows provided by operating activities from continuing operations amounted to $136.3 million compared to $126.5 million in the first nine months of 2022. The increase was mainly the result of higher revenues and lower finance costs, partially offset by higher G&A expenses and the deferral of a Renard stream payment to the first week of October (included in amounts receivable on September 30, 2023).

Investing Activities

Third quarter of 2023

In the third quarter of 2023, cash flows used in investing activities from continuing activities amounted to $24.5 million compared to $157.7 million in the third quarter of 2022.

In the third quarter of 2023, Osisko invested a total of $26.8 million in royalty interests, including US$15.0 million ($19.9 million) to acquire the Costa Fuego copper and gold NSR royalties, and acquired notes receivable for $2.7 million (presented as short-term investments on the consolidated balance sheets). During the same period, Osisko received $5.0 million in proceeds from disposal of investments.

In the third quarter of 2022, Osisko acquired royalty and stream interests for $50.6 million, including $20.5 million for a NSR royalty on the Marimaca copper project, and $27.5 million for a 2.5% metals stream on the Tintic property (acquired by Osisko Bermuda and excluded from the continuing activities on the statement of cash flows as the acquisition was closed before the deconsolidation of Osisko Development). Osisko also acquired investments for $1.5 million during the period.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

First nine months of 2023

In the first nine months of 2023, cash flows used in investing activities from continuing activities amounted to $294.3 million compared to $170.7 million in the first nine months of 2022.

In the first nine months of 2023, Osisko invested a total of $239.5 million to acquire royalty and stream interests, including US$150.0 million ($198.8 million) to acquire the CSA Silver Stream and the CSA Copper Stream, US$10.3 million ($13.6 million) to amend its Gibraltar Silver Stream and US$15.0 million ($19.9 million) to acquire the Costa Fuego copper and gold NSR royalties. Concurrently with the acquisition of the CSA Silver Stream and the CSA Copper Stream, Osisko invested US$40.0 million ($53.0 million) in equity of Metals Acquisition as part of its concurrent equity financing. Osisko also acquired notes receivable for $6.5 million (presented as short-term investments on the consolidated balance sheets) and received $5.0 million in proceeds from disposal of investments.

In the first nine months of 2022, Osisko acquired royalty and stream interests for $59.8 million, including $20.5 million for a 1% NSR royalty on the Marimaca copper project and $27.5 million for a 2.5% metals stream on the Tintic property (acquired by Osisko Bermuda and excluded from the continuing activities on the statement of cash flows as the acquisition was closed before the deconsolidation of Osisko Development). Osisko also acquired investments for $8.2 million and received proceeds of $3.0 million from the sale of investments.

Financing Activities

Third quarter of 2023

In the third quarter of 2023, cash flows used by financing activities from continuing operations amounted to $18.9 million compared to $26.9 million in the third quarter of 2022.

In the third quarter of 2023, Osisko drew $19.8 million on its revolving credit facility to finance the acquisition of royalty and stream interests and repaid a total amount of $28.2 million during the same period. The Company also paid $10.3 million in dividends.

In the third quarter of 2022, Osisko paid $9.8 million in dividends to its shareholders and acquired common shares under its NCIB program for $16.5 million.

First nine months of 2023

In the first nine months of 2023, cash flows provided by financing activities from continuing operations amounted to $141.3 million compared to $132.9 million in the first nine months of 2022.

In the first nine months of 2023, Osisko drew $206.7 million on its revolving credit facility to finance the acquisition of royalty and stream interests and repaid a total amount of $41.6 million during the same period. The Company also paid $29.4 million in dividends and $4.3 million in withholding taxes on the settlement of restricted and deferred share units. Osisko received proceeds from the exercise of share options and the share purchase plan for $10.6 million during the same period.

In the first nine months of 2022, Osisko completed a bought deal public offering of 18,600,000 common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million ($312.0 million). Transaction costs paid amounted to $13.9 million, including the commission of 4% paid to the underwriters. Osisko also paid $28.2 million in dividends to its shareholders and repaid the amounts outstanding under its revolving credit facility for $113.1 million. Osisko also acquired common shares under its NCIB program for $21.3 million.

Discontinued Operations

In the third quarter of 2022, discontinued operations used $35.1 million in cash, including $13.0 million used in operating cash flows and $20.5 million used in investing cash flows and $1.5 million used in financing cash flows.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

In the first nine months of 2022, discontinued operations provided $65.7 million in cash flows, including $245.8 million provided by financing cash flows, partially offset by $65.1 million used in operating cash flows and $115.0 million used in investing cash flows. Cash provided by financing activities were related to a bought deal private placement and a non-brokered private placement.

2023 Guidance

Osisko's guidance for 2023, released in February, was forecast at 95,000 to 105,000 GEOs earned at an average cash margin of 93%.

While the Company anticipates improved quarter-over-quarter performance at several of its core producing assets in the fourth quarter, GEOs earned from the Renard mine will be significantly impacted in the fourth quarter following the announcement, on October 27, 2023, that Stornoway was suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act. As a result, GEOs to be earned from the Renard diamond mines, if any, are uncertain and expected to be significantly lower than originally forecasted. As such, the Company is now guiding towards the low end of its GEO delivery guidance range for 2023.

Osisko's 2023 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate. For the 2023 guidance, deliveries of silver, diamond, copper, and cash royalties have been converted to GEOs using commodity prices based on the analyst consensus forecast and a gold/silver price ratio of 80:1. The 2023 guidance assumed the closing of the CSA Silver Stream in the second quarter of 2023, with an effective date of February 1, 2023.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

GEOs(2)	23,292	24,465	23,111	25,023	23,850	22,243	18,251	19,830
Cash	70,754	70,033	119,084	90,548	300,542	449,283	449,450	115,698
Total assets	2,176,118	2,191,128	2,008,740	1,996,301	2,135,607	2,923,434	2,892,715	2,370,622
Total long-term debt	315,390	319,650	134,370	147,950	298,232	305,236	414,361	410,435
Equity	1,737,560	1,748,097	1,759,062	1,737,211	1,727,376	2,375,745	2,086,419	1,780,061
Revenues (3)	62,069	60,500	59,587	61,914	53,661	51,545	50,689	50,673
Net cash flows from operating activities (3)	43,464	47,392	45,450	48,524	51,067	34,965	40,507	35,061
Impairment of assets, net of income taxes (3)	27,906	21,227	271	3,000	275	384	520	(650)
Net (loss) earnings (3)	(19,999)	17,961	20,848	22,408	28,014	18,059	16,804	21,230
Basic and diluted net earnings per share (3)	(0.11)	0.10	0.11	0.12	0.15	0.11	0.10	0.13
Weighted average shares outstanding (000's)
- Basic	185,516	185,302	184,719	184,265	184,839	185,316	166,926	166,807
- Diluted	185,516	186,267	185,443	184,682	185,850	185,630	167,278	167,073
Share price - TSX - closing	15.95	20.36	21.36	16.32	14.07	12.98	16.49	15.48
Share price - NYSE - closing	11.75	15.10	15.82	12.07	10.10	10.10	13.19	12.25
Price of gold (average US$)	1,928	1,976	1,890	1,727	1,729	1,871	1,877	1,796
Closing exchange rate(4) (US$/Can$)	1.3520	1.3428	1.3533	1.3544	1.3707	1.2886	1.2496	1.2678

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs from the Renard diamond stream in the first quarter of 2022 and for the year 2021.

(3) The comparative figures have been restated to conform to the actual single segment presentation and the discontinued operations (refer to the Basis of Presentation section of this MD&A for more details). The figures presented are for the continuing operations only.

(4) Bank of Canada Daily Rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

During the second quarter of 2023, the Company, through Osisko Bermuda, acquired silver and copper streams on the CSA mine for US$150.0 million and common shares in Metals Acquisition, who acquired the CSA mine, for US$40.0 million. The transaction was financed from cash on hand (approximately 30%) and from a drawdown on the revolving credit facility. During the first quarter of 2023, Osisko repaid $15.0 million on its revolving credit facility ($13.5 million, net of discount on banker's acceptances).

During the fourth quarter of 2022, Osisko repaid its convertible debentures for $300.0 million using $150.0 million from its cash balance and drew on its credit facility for the balance. During the third quarter of 2022, Osisko deconsolidated Osisko Development. Refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

Segment Disclosure

The Chief Executive Officer, (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2023 and 2022, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2023

Royalties	114,392	1,111	122	286	-	115,911
Streams	26,249	24,176	7,713	-	8,107	66,245

	140,641	25,287	7,835	286	8,107	182,156

2022

Royalties	100,992	935	61	2,040	-	104,028
Streams	26,986	17,221	892	-	6,768	51,867

	127,978	18,156	953	2,040	6,768	155,895

	(i) 90% of North America's revenues are generated from Canada during the nine months ended September 30, 2023 (92% during the nine months ended September 30, 2022).

For the nine months ended September 30, 2023, three royalty/stream interests generated revenues of $106.8 million ($95.4 million for the nine months ended September 30, 2022), which represented 59% of revenues (61% of revenues for the nine months ended September 30, 2022), including one royalty interest that generated revenues of $63.7 million ($56.6 million for the nine months ended September 30, 2022). For the nine months ended September 30, 2023, revenues generated from precious metals and diamonds represented 89% and 10% of revenues, respectively (85% and 14% of revenues for the nine months ended September 30, 2022)

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at September 30, 2023 and December 31, 2022, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2023

Royalties	646,812	182,871	11,234	22,681	-	14,868	878,466
Streams	214,771	169,128	197,947	-	30,150	48,258	660,254
Offtakes	-	-	9,555	-	5,007	-	14,562

	861,583	351,999	218,736	22,681	35,157	63,126	1,553,282

December 31, 2022

Royalties	664,985	157,552	17,345	24,228	-	14,965	879,075
Streams	225,517	177,853	-	-	30,203	51,017	484,590
Offtakes	-	-	9,572	-	5,016	-	14,588

	890,502	335,405	26,917	24,228	35,219	65,982	1,378,253

(i) 81% of North America's net interests are located in Canada as at September 30, 2023 (81% as at December 31, 2022).

Related Party Transactions

As at September 30, 2023, notes receivable from associates of $6.5 million are included in short-term investments ($30.9 million as at December 31, 2022, included in other investments).

During the three and nine months ended September 30, 2023, general and administrative expenses include a share-based compensation expense of $1.5 million and a charge of $4.0 million related to severance payments to key management.

Until September 2023, Osisko was acting as a guarantor towards an insurance company that had issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million. In September 2023, the indemnity agreement between Osisko and the insurance company was terminated and, therefore, Osisko is no longer the guarantor of these environmental bonds.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests, Equity Investments and Contractual Obligations and Commitments.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at September 30, 2023, significant commitments related to the acquisition of royalties and streams are detailed in the following table. The Company intends to meet these commitments by using its cash balance, from its expected operating cash flows to be generated from its operations and/or by drawdowns on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Gold Resource Corporation	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$45.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Stream and offtake purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals, copper and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Other	Gold	Silver	Other
Amulsar stream(1),(10)	4.22%	62.5%		$400	$4		40 years	November 2015 Amended Jan. 2019
Amulsar offtake(2),(10)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015 Amended Jan. 2019
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended Dec. 2021
CSA streams(4)		100%	2.25 - 4.875% (Copper)		4%	4%	Life of mine	June 2023
Gibraltar stream(5)		87.5%			nil		Life of mine	March 2018 Amended June 2023
Mantos Blancos stream(6)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream(7)			9.6% (Diamonds)			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
San Antonio stream	15%	15%		15% spot price	15% spot price		Life of mine	November 2020
Sasa stream(8)		100%			$6.21		40 years	November 2015
Tintic stream(9)	2.5%	2.5%		25% spot price	25% spot price		Life of mine	September 2022

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered. Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if the operator elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to Osisko Bermuda (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) Osisko Bermuda will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

(5) Osisko will receive from Taseko an amount of silver production equal to 87.5% of Gibraltar mine's production, until reaching the delivery to Osisko of 6.3 million ounces of silver, and 30.625% thereafter. As of September 30, 2023, a total of 1.2 million ounces of silver have been delivered under the stream agreement.

(6) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of September 30, 2023, a total of 4.4 million ounces of silver have been delivered under the stream agreement.

(7) On October 27, 2023, Stornoway announced it was temporarily suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act.

(8) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(9) 2.5% stream on all metals produced until 27,150 ounces of refined gold have been delivered, and thereafter 2.0% stream on all metals produced.

(10) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction.

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of November 8, 2023, 185,165,964 common shares and 3,431,886 share options were issued and outstanding.

Subsequent Events to September 30, 2023

Acquisition of a royalty - Project Namdini

On October 30, 2023, Osisko announced the acquisition of a NSR royalty covering the Namdini Gold Project ("Namdini") in Ghana. Osisko has closed the transaction with Savannah Mining Limited ("Savannah"), acquiring a direct interest in 50% of Savannah's 2.0% NSR royalty for total consideration of US$35 million (excluding applicable taxes and levies of approximately US$7.7 million). The acquisition was financed by a drawdown on the revolving credit facility of US$35.0 million.

Dividends

On November 8, 2023, the Board of Directors declared a quarterly dividend of $0.06 per common share payable on January 15, 2024 to shareholders of record as of the close of business on December 29, 2023.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is subject to a number of risk factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

International Situation

International conflicts, geopolitical tensions and significant inflationary environments have historically led to, and may in the future lead to, uncertainty or volatility in global commodity markets, financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international actions, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly, and may generate more inflationary pressures. A new armed conflict between Palestinian militant groups led by Hamas and Israel began on October 7, 2023 with a coordinated surprise offensive on Israel. This new conflict increased significantly the instability in this region of the world and may spread to other groups or countries, increasing the risks for the global economy. Volatility in commodity prices, supply chain disruptions, increased interest rates and continued inflationary pressures may adversely affect the Company's business, financial condition and results of operations, directly or indirectly. The extent and duration of the Russia-Ukraine and Hamas-Israel conflicts and the related international actions cannot be accurately predicted at this time and the effects of such conflicts may magnify the impact of the other risks identified in this MD&A or in the Annual Information Form, including those relating to commodity price volatility, global financial conditions and inflationary pressures.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and nine months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and nine months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2022 and 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

On September 30, 2022, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method. On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet and recorded its interest in Osisko Development at fair value as an investment in an associate at $207.0 million. The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment. This segment was deemed to have been disposed on September 30, 2022 and its results of operations and cash flows have been reclassified as discontinued operations. Refer to the consolidated financial statements of Osisko for the years ended December 31, 2022 and 2021 for more details.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Significant accounting estimates and assumptions as well as significant judgements in applying the Company's accounting policies are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2022 and 2021, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2022 and 2021 and in the interim unaudited consolidated financial statements for the three and nine months ended September 30, 2023, both filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS including (i) cash margin (in dollars and in percentage of revenues), (ii) adjusted earnings and (iii) adjusted earnings per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and in percentage of revenues) is presented under the Overview of Financial Results section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings (loss) from continuing operations, adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of assets, unrealized gain (loss) on investments, share of income (loss) of associates, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses). Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	$	$	$	$

Net (loss) earnings from continuing operations	(19,999)	28,014	18,810	62,877

Adjustments:
Impairment of royalty and stream interests	17,490	-	24,119	-
Expected credit loss and write-off of other investments	17,349	276	37,480	1,180
Foreign exchange loss (gain)	3,399	(14,260)	3,424	(22,729)
Unrealized net loss on investments	2,513	758	4,482	12,172
Share of loss (income) of associates	4,754	1,143	(8,268)	(383)
Deferred income tax expense	(3,146)	9,888	7,584	23,261

Adjusted earnings	22,360	25,819	87,631	76,378

Weighted average number of common shares outstanding (000's)	185,516	184,839	185,159	179,101

Adjusted earnings per basic share	0.12	0.14	0.47	0.43

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the ability to complete any announced transaction, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko's Passive Foreign Investment Company ("PFIC") status. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Third Quarter Report

Corporate Information

Osisko Gold Royalties Ltd - Head Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Gold Royalties Ltd - Toronto Office
100 King Street West
Suite 5710
Toronto, Ontario, Canada M5X 1K1

Directors	Officers
Norman MacDonald, Chair	Paul Martin, Interim Chief Executive Officer
Sean Roosen, Chair Emeritus	Guy Desharnais, Vice President, Project Evaluation
Joanne Ferstman, Lead Director	Iain Farmer, Vice President, Corporate Development
The Hon. John R. Baird	André Le Bel, Vice President, Legal Affairs and
Edie Hofmeister	Corporate Secretary
William Murray John	Grant Moenting, Vice President, Capital Markets
Robert Krcmarov	Frédéric Ruel, Vice President, Finance and Chief
Pierre Labbé	Financial Officer
Candace MacGibbon	Heather Taylor, Vice President, Sustainability and Communications

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice-President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP